UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Eaton Vance Municipal Bond Fund

(Name of Issuer)

Common Shares

(Title of Class of Securities)

27827X101

(CUSIP Number)

Daniel L. Lippincott, President and Chief Investment Officer
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail

Pittsford, New York 14534
(585) 586-4680

Adam W. Finerman, Esq.
BakerHostetler
45 Rockfeller Plaza
New York, New York 10111
(212) 589-4233

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 2, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

__________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27827X101	13D	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON Karpus Management Inc. d/b/a Karpus Investment Management
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,351,202.741 Shares
	8.	SHARED VOTING POWER 0 Shares
	9.	SOLE DISPOSITIVE POWER 14,351,202.741 Shares
	10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,351,202.741 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.17%
14.	TYPE OF REPORTING PERSON IA

CUSIP No. 27827X101	13D	Page 3 of 6 Pages

EXPLANATORY NOTE

This amendment No. 4 (“Amendment”) amends and supplements the statement on Schedule 13D filed by Karpus Management Inc., d/b/a Karpus Investment Management (“Karpus”), on January 19, 2024, as amended by Amendment No. 1 filed on March 6, 2024, by Amendment No. 2 filed on March 7, 2024, and by Amendment No. 3 filed April 15, 2024 ( the “Original Schedule 13D” and, as amended by this Amendment, the “Schedule 13D”), relating to the shares of Common Stock of Eaton Vance Municipal Bond Fund, (“Shares”), a Massachusetts corporation (the “Issuer”). Except as specifically provided herein, each Item of the Original Schedule 13D remains unchanged. Capitalized terms used but not otherwise defined herein have meanings set forth in the Original Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:
i.	Karpus Management, Inc., d/b/a Karpus Investment Management (“Karpus”). Karpus is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940.Karpus is controlled by City of London Investment Group plc (“CLIG”), which is listed on the London Stock Exchange. However, in accordance with SEC Release No. 34-39538 (January 12, 1998), effective informational barriers have been established between Karpus and CLIG such that voting and investment power over the subject securities is exercised by Karpus independently of CLIG, and, accordingly, attribution of beneficial ownership is not required between Karpus and CLIG. The shares to which this filing relates are owned directly by the Accounts managed by Karpus;

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Karpus. To the knowledge Karpus, except as otherwise disclosed on Schedule A, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)	The address of the principal office of Karpus is 183 Sully's Trail, Pittsford, New York 14534.
(c)	The principal business of Karpus is serving as a registered investment adviser that provides investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trust, and others.
(d)	Neither Karpus, nor to the knowledge of Karpus, any person listed on Schedule A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	Neither Karpus, nor to the knowledge of Karpus, any person listed on Schedule A has, during the last five years, been party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Karpus is organized under the laws of the State of New York.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Karpus an independent registered investment advisor, has accumulated 14,351,202.741 Shares on behalf of accounts managed by Karpus (the “Accounts”) under limited powers of attorney. All funds that have been utilized in making such purchases for the Accounts (which are open market purchases unless otherwise noted) are from such Accounts.

The aggregate purchase price of the 14,351,202.741 Shares beneficially owned by Karpus is approximately $144,279,968.98, excluding brokerage commissions. The Shares purchased by Karpus with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted herein.

CUSIP No. 27827X101	13D	Page 4 of 6 Pages

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 2, 2024, the Issuer entered into a Standstill Agreement with Karpus dated as of May 1, 2024 (the “Agreement”). Pursuant to the terms of the Agreement, Karpus has withdrawn its nomination of Arthur Charles Regan, Daniel C. Robeson and Robert Vanderhoof to the Board of Directors of the Issuer and the two shareholder proposals it had previously submitted. Karpus has also agreed to remain a “Passive Investor” as defined in the Agreement for a two year period, subject to the terms and conditions of the Agreement.

Pursuant to the Agreement, the Issuer authorized a cash tender offer for up to 20% of its outstanding common shares at a price per share equal to 98% of the Issuer’s net asset value (“NAV”) per share as of the close of regular trading on the New York Stock Exchange (NYSE) on the date the tender offer expires (the “Firm Tender Offer”). The Firm Tender Offer is expected to begin on or about June 7, 2024 and expire at 5:00 P.M. Eastern Time on or about July 9, 2024, unless extended. The pricing date is also expected to be July 9, 2024, unless the Firm Tender Offer is extended.

In addition, the Issuer authorized two conditional cash tender offers to follow the Firm Tender Offer, provided certain conditions are met. If during the applicable measurement periods, as described in the Agreement, the Issuer’s common shares trade at an average discount to NAV of more than 7.5% (based upon the average of the difference between its volume-weighted average market price and NAV each business day during the period), the Issuer will conduct up to two additional tender offers, each for up to 5% of the Issuer’s then-outstanding common shares at 98% of NAV per share.

Additional terms and conditions applicable to the tender offers are set forth in the Agreement, which is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)	As of the close of business on May 2, 2024, Karpus beneficially owned an aggregate 14,351,202.741 Shares held in the Accounts, which represents approximately 20.17% of the 71,153,184 Shares reported as outstanding as of September 30, 2023 on the Form N-CSR filed by the Issuer for the annual period ended September 30, 2023.

(b)	1. Sole power to vote or direct vote: 14,351,202.741 Shares
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 14,351,202.741 Shares
4. Shared power to dispose or direct the disposition: 0

(c)	There have been no purchases or sales since the filing of Amendment No. 3 to the Original Schedule 13D on April 15, 2024.

Item 6.	Contracts, Arrangements, Understandings or Relationships With respect to the Issuer.

Item 6 is hereby amended to add the following:

On May 2, 2024, Karpus and Eaton Vance Management entered into the Agreement described in Item 4 above and attached as Exhibit 99.1 hereto. The description set forth in Item 4 is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit No.	Description

99.1	Standstill Agreement, by and among Karpus and Eaton Vance Management, dated May 1, 2024.

CUSIP No. 27827X101	13D	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    May 6, 2024

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel L. Lippincott
Name: Daniel L. Lippincott
Title: President and Chief Investment Officer

CUSIP No. 27827X101	13D	Page 6 of 6 Pages

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned

Kathleen Finnerty Crane	Chief Financial Officer	183 Sully’s Trail, Pittsford, New York 14534	17,000 Shares
Thomas Michael Duffy	Senior Vice President and Director of Operations	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Daniel Lee Lippincott	President and Chief Investment Officer	183 Sully’s Trail, Pittsford, New York 14534	5,000 Shares
Jodi Lee Hedberg	Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Thomas Wayne Griffith	Director	17 East Market Street, West Chester, Pennsylvania 19382	800 Shares
Carlos Manuel Yuste	Director	17 East Market Street, West Chester, Pennsylvania 19382	0 Shares